51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

KELSO TECHNOLOGIES INC.
7773 – 118A Street
North Delta, BC, V4C 6V1
Tel: 250-764-3618

Item 2 Date of Material Change

May 20, 2014

Item 3 News Release

The news release was issued on May 20, 2014 by Marketwired and Baystreet.

Item 4 Summary of Material Change

The Company announced that it has been approved for listing and will commence trading on the Toronto Stock Exchange, Canada’s senior stock exchange at the open of markets on Thursday, May 22, 2014. The Company’s shares will be delisted from the TSX Venture Exchange upon commencement of trading on TSX.

The Company’s shares will continue to trade under the stock symbol “KLS” upon listing on the Toronto Stock Exchange.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

See Item 4 for a full description of the material change.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

James R. Bond, CEO and President, 250-764-3618

Item 9 Date of Report

May 20, 2014